PMI VENTURES LTD.
Suite 511 – 475 Howe Street
Vancouver, BC V6C 2B3
Phone: (604) 682-8089       Fax: (604) 682-8094

News Release #04-18	TSX Venture: PMV
October 1, 2004	Issued & Outstanding: 26,853,967
Fully Diluted: 38,525,101

PMI VENTURES APPOINTS SRK CONSULTING LTD. FOR MAJOR REVIEW OF ALL
GEOLOGICAL AND GEOPHYSICAL DATA ON THE GHANA CONCESSIONS

PMI Ventures Ltd. (the "Company") [TSX Venture: PMV], is pleased to announce the appointment of SRK Consulting (Canada) Inc., Consulting Engineers and Scientists, to undertake a review and interpretation of the regional structural setting for all of the Company concessions comprising some 400 square kilometres in area. SRK Consulting Inc. is comprised of leading specialists on structural geology consulting to some 1,500 of the world's major and medium sized metal and industrial mining houses. It has also recently completed a review of the regional and local structural controls for gold mineralization in the Ashanti-Obuasi area of southern Ghana.

Database files have already been transferred from PMI in order to expedite this analysis and interpretation over the next several weeks. The Company is expecting to receive a report and regional geological interpretation including 2D and 3D diagrams, maps and sections that will delineate the structural controls on gold mineralization on its concessions. The Company will use this information to assess and prioritize the larger geological, geochemical and geophysical targets identified in the review.

The work is expected to be completed by October 15, 2004.

The Company operates eight concessions located along the Asankrangwa gold belt of southwest Ghana, West Africa.

On behalf of the Board,

"Douglas R. MacQuarrie"

Douglas R. MacQuarrie
President

For further information please contact:

Douglas R. MacQuarrie, President or Warwick G. Smith & Larry Myles, Shareholder Communications
Telephone: (604) 682-8089      Toll-Free: (888) 682-8089      Facsimile: (604) 682-8094

Or visit the PMI Ventures Ltd. website at www.pmiventures.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release contains forward-looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.